SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7) (1)

                                 AMX Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    001801109
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                                 (CUSIP Number)

                               Scott Dennis Miller
                              11515 Hillcrest Road
                               Dallas, Texas 75230
                                 (214) 369-1682
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                  Mike Wortham
                        Nacol, Wortham & Associates, P.C.
                              990 S. Sherman Street
                             Richardson, Texas 75081

                                February 15, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------                                              ------------------------------------------
            CUSIP No. 001801109                                  13D                                  Page 2 of 7 Pages
--------------------------------------------                                              ------------------------------------------

========= ==========================================================================================================================
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Scott Dennis Miller
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [_]
                                                                                        (b) [X]
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          PF
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [_]
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
-------------------------------------------- ------- -------------------------------------------------------------------------------
                                               7     SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
-------------------------------------------- ------- -------------------------------------------------------------------------------
                                               8     SHARED VOTING POWER

                                                     792,700 (2)
-------------------------------------------- ------- -------------------------------------------------------------------------------
                                               9     SOLE DISPOSITIVE POWER


-------------------------------------------- ------- -------------------------------------------------------------------------------
                                               10    SHARED DISPOSITIVE POWER

                                                     792,700 (2)
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          792,700 (2)
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                   [_]
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.5% (3)
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- --------------------------------------------------------------------------------------------------------------------------
                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(2) A change in voting and dispositive power of the common stock referred to herein is being reported hereunder solely because the Reporting Person (as defined below) may be deemed to have shared voting power and/or shared dispositive power of such shares as a result of the Support Agreement (as defined below) described in Items 3, 4 and 5 hereof.

(3) The calculation of the foregoing percentage is based on a total of 12,235,087 shares of AMX Corporation common stock outstanding as of February 14, 2005 as set forth in the Merger Agreement (as defined below) and the 792,700 shares of AMX Corporation common stock that is beneficially owned by the Reporting Person.

-----------------------------------------       --------------------------------
         CUSIP No. 001801109                13D             Page 3 of 7 Pages
-----------------------------------------       --------------------------------

           This Amendment No. 7 to Schedule 13D amends Items 1, 3, 4, 5 and 6 contained in the Statement on Schedule 13D filed on July 23, 1996, as amended by that certain Amendment No. 1 to Schedule 13D filed on January 31, 2001, that certain Amendment No. 2 to Schedule 13D filed on February 26, 2001, that certain Amendment No. 3 to Schedule 13D filed on March 23, 2001, that certain Amendment No. 4 to Schedule 13D filed on June 12, 2002, that certain Amendment No. 5 to
Schedule 13D filed on June 13, 2002, and that certain Amendment No. 6 to
Schedule 13D filed on January 31, 2003 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of AMX Corporation, a Texas corporation. The Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.       Security and Issuer.

           This statement relates to 792,700 shares (the "Shares") of the Common Stock of AMX Corporation, a Texas corporation (the "Issuer"), whose principal executive offices are located at 3000 Research Drive, Richardson, Texas 75082.

Item 3.       Source and Amount of Funds.

           Item 3 is amended hereby by adding the following:

           As more fully described in response to Item 4, the Shares to which this statement relates have been tendered by the Reporting Person. As a condition of, and an inducement to, Thrall Omni's entering into the Merger Agreement described in Item 4 and in consideration thereof, the Reporting Person entered into a Support/Tender Agreement dated as of February 15, 2005, whereby the Reporting Person agreed to vote all of the Shares beneficially owned by him in favor of the Merger (as defined below) (the "Support Agreement"). The Reporting Person was not paid additional consideration in connection with the execution and delivery of the Support Agreement. For a description of the Support Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

           A description of the source and amount of funds to be obtained in exchange of the Shares in the Offer (as defined in Item 4 below) pursuant to the Merger Agreement is contained in Section 12 of the Offer to Purchase dated February 24, 2005 filed as Exhibit (a)(1)(A) to the Schedule TO filed by Duchossois Industries, Inc., an Illinois corporation ("DII"), Thrall Omni Company, Inc., a Delaware corporation ("Thrall Omni"), and Amherst Acquisition Co., a Texas corporation ("Subcorp"), on February 24, 2005, which description is incorporated in this Schedule 13D by reference. Other than as described in such Offer to Purchase, the Reporting Person will not be paid any additional consideration for the Shares in the Offer.

           References to, and descriptions of, the Merger Agreement and the Support Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Support Agreement, respectively, copies of which are filed as Exhibit 1 and 2, respectively, to this statement and which are incorporated by reference in this
Item 3 in their entirety where such references and descriptions appear.

Item 4.       Purpose of Transaction.

           Item 4 is amended hereby by adding the following:


           Thrall Omni and the Reporting Person entered into the Support Agreement as a condition of, and an inducement to, Thrall Omni's willingness to enter into the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 15, 2005, by and among Thrall Omni, Subcorp and the Issuer. The Merger Agreement provides, among other things, that Subcorp will offer to purchase (the "Offer") all of the outstanding shares of Common Stock at a purchase price of $22.50 per share, net to the seller in cash, without interest. Pursuant to the Merger Agreement, Subcorp will be merged with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock held by Thrall Omni, Subcorp or the Issuer or any of their respective subsidiaries, and other than shares of Common Stock that are held by shareholders, if any, who properly exercise their dissenters' rights) will be converted into the right to receive $22.50 in cash, without interest (the "Merger Consideration"). A more complete description of the Merger Agreement is contained in Section 11(b) of the Offer to Purchase dated February 24, 2005 filed as Exhibit (a)(1)(A) to the Schedule TO filed by DII, Thrall Omni and Subcorp on February 24, 2005, which description is incorporated in this Schedule 13D by reference.

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         CUSIP No. 001801109                13D             Page 4 of 7 Pages
-----------------------------------------       --------------------------------

           The Merger is subject to customary closing conditions as more fully described in the Merger Agreement.

           Concurrently with the execution of the Merger Agreement, Thrall Omni and the Reporting Person entered into the Support Agreement. As set forth in the Support Agreement, the Reporting Person is the record and/or beneficial owners of an aggregate of 792,700 shares of Common Stock representing approximately 6.5% of the shares of Common Stock on the date of the Merger Agreement (based on the 12,235,087 shares of Common Stock set forth in the Merger Agreement as being issued and outstanding on February 14, 2005).


           Pursuant to the Support Agreement, the Reporting Person agreed to tender all of the Shares owned by him in accordance with the terms of the Offer and within seven days of the commencement of the Offer. The Reporting Person also agreed not to withdraw his Shares from the Offer.

           Pursuant to the Support Agreement, the Reporting Person also agreed to vote, and also irrevocably appointed Thrall Omni or Thrall Omni's designee as the Reporting Person's proxy to vote, all of the Shares he beneficially owns (i) in favor of the Merger, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, and (iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated by the Merger Agreement) that would, directly or indirectly, impede, interfere with, delay, postpone or, directly or indirectly, discourage the Offer or the Merger.

           Pursuant to the Support Agreement, the Reporting Person also agreed that it will not during the term of the Support Agreement (the "Term") take any action to frustrate or interfere with the Offer, the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement. The Reporting Person also agreed that he will not, and will not permit any of his subsidiaries (as defined in the Merger Agreement) or any of his directors, officers, employees, investment bankers, lawyers, accountants, agents or representatives (collectively, "Representatives"), directly or indirectly, to:
(i) solicit, initiate, encourage or facilitate, or furnish or otherwise disclose nonpublic information in furtherance of, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to (A) a merger, consolidation, dissolution, recapitalization or other business combination involving the Issuer, (B) the issuance by the Issuer of more than 30% of its equity securities as consideration for the assets or securities of another person or entity, or (C) the acquisition, directly or indirectly, of over 30% of the equity securities of the Issuer, in each case other than the transactions provided for in the Merger Agreement and the Support Agreement (each, a "Competing Transaction"), (ii) negotiate or otherwise engage or participate in discussions with any person or entity with respect to any proposal that constitutes or may reasonably be expected to lead to a Competing Transaction, or (iii) enter into any agreement, arrangement or understanding requiring the Issuer or the Reporting Person to abandon, terminate or fail to consummate the Offer, the Merger or any other transactions contemplated by the Merger Agreement or the Support Agreement, or to otherwise assist in the effectuation of any Acquisition Agreement (as defined in the Merger Agreement) with respect to a Competing Transaction; provided, however, that, during the Term, the Reporting Person may negotiate or otherwise engage or participate in discussions with, or furnish or disclose information to, any person that makes a written proposal for a Competing Transaction that was not solicited, encouraged or facilitated by the Reporting Person in violation of the terms of the Support Agreement to the extent (but only to the extent) the Issuer is so entitled to do so, and is actually doing so, with such person under Section 6.3(b) of the Merger Agreement. The Reporting Person must advise Thrall Omni of the receipt, directly or indirectly, of any inquiries or proposals or participation in discussions or negotiations, relating to a proposal that constitutes or may reasonably be expected to lead to a Competing Transaction in the same manner as is required of the Issuer under the Merger Agreement under similar circumstances.

           The Support Agreement terminates upon the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

           The Merger Agreement provides that at the Effective Time the articles of incorporation of the Surviving Corporation will be amended as set forth in Appendix B to the Merger Agreement and the bylaws of Subcorp will be the bylaws of the Surviving Corporation. The Merger Agreement also provides that, at the Effective Time, (i) subject to Section 1.3 of the Merger Agreement, the directors of Subcorp will be the directors of the Surviving Corporation and (ii) the officers of AMX will be the officers of the Surviving Corporation.

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         CUSIP No. 001801109                13D             Page 5 of 7 Pages
-----------------------------------------       --------------------------------

           Other than as described in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

           The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this statement is hereby incorporated by this reference in this Item 4.

           References to, and descriptions of, the Merger Agreement and the Support Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Support Agreement, respectively, copies of which are filed as Exhibit 1 and Exhibit 2, respectively, to this statement and which are incorporated by reference in this
Item 4 in their entirety where such references and descriptions appear.

Item 5.   Interest in Securities of Issuer.

           Item 5 is deleted in its entirety and replaced with the following:


           (a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person, by reason of the execution and delivery of the Support Agreement, may be deemed to have shared voting power and/or shared dispositive power with respect to 792,700 shares of Common Stock, representing 6.5% of the issued and outstanding Common Stock.

           (c) Except for the execution and delivery of the Support Agreement, no transactions in the shares of Common Stock were effected by the Reporting Person during the 60 days prior to the date hereof.

           (d) Not applicable.

           (e) Not applicable.

           References to, and descriptions of, the Merger Agreement and the Support Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Support Agreement, respectively, copies of which are filed as Exhibit 1 and Exhibit 2, respectively, to this statement and which are incorporated by reference in this
Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           To the knowledge of the Reporting Person, except as otherwise described in this Schedule 13D or previously described in the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of AMX.

Item 7.   Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of February 15, 2005, by and among Thrall Omni Company, Inc., Amherst Acquisition Co. and AMX Corporation (incorporated to this Schedule 13D by reference to Exhibit (d)(1) to the Schedule TO filed by Thrall Omni on February 24, 2005).

2. Support/Tender Agreement, dated as of February 15, 2005, by and between Thrall Omni Company, Inc. and Scott D. Miller (incorporated to this
     Schedule 13D by reference to Exhibit (d)(4) to the Schedule TO filed by Thrall Omni on February 24, 2005).

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         CUSIP No. 001801109                13D             Page 6 of 7 Pages
-----------------------------------------       --------------------------------

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                     Date:  March 17, 2005


                                                      /s/ Scott Dennis Miller
                                                     ---------------------------
                                                     Scott Dennis Miller

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         CUSIP No. 001801109                13D             Page 7 of 7 Pages
-----------------------------------------       --------------------------------

                                  EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of February 15, 2005, by and among Thrall Omni Company, Inc., Amherst Acquisition Co. and AMX Corporation (incorporated to this Schedule 13D by reference to Exhibit (d)(1) to the Schedule TO filed by Thrall Omni on February 24, 2005).

2. Support/Tender Agreement, dated as of February 15, 2005, by and between Thrall Omni Company, Inc. and Scott D. Miller (incorporated to this
     Schedule 13D by reference to Exhibit (d)(4) to the Schedule TO filed by Thrall Omni on February 24, 2005).








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